

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2007

Mr. Richard P. Kundrat
Chief Executive Officer and Chief Financial Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

 RE: Nuvim, Inc.
   Form 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
   Filed May 15, 2007 and August 14, 2007
   Form 10-QSB/A for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
   Filed September 26, 2007
   File No. 1-32499

Dear Mr. Kundrat:

	We have completed our review of your Forms 10-Q and related filings and have no further comments at this time.

						Sincerely,

						William Thompson
						Branch Chief